PE 11|5|2016



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



16004942

NO ACT

November 18, 2016

Mary T. Afflerbach
Air Products and Chemicals, Inc.
afflermt@airproducts.com

Act: 1934
Section: 14a-8 (ODS)
Rule:
Public
Availability: 11-18-16

Re: Air Products and Chemicals, Inc.
Incoming letter dated November 5, 2016

Dear Ms. Afflerbach:

This is in response to your letter dated November 5, 2016 concerning the shareholder proposal submitted to Air Products by the Unitarian Universalist Association. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Timothy Brennan
Unitarian Universalist Association
treasurer@uua.org

November 18, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Air Products and Chemicals, Inc.
Incoming letter dated November 5, 2016

The proposal relates to a report.

There appears to be some basis for your view that Air Products may exclude the proposal under rule 14a-8(e)(2) because Air Products received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Air Products omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Air Products did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard, Allentown, PA 18195-1501
T 610-481-4911 F 610-481-5900
www.airproducts.com



BY EMAIL (shareholderproposals@sec.gov)

November 5, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Air Products and Chemicals, Inc. – 2017 Annual Meeting
Exclusion of Shareholder Proposal of the Unitarian Universalist Association

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Air Products and Chemicals, Inc., a Delaware corporation ("Air Products"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Unitarian Universalist Association (the "Proponent") from the proxy materials to be distributed by Air Products in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Air Products' intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. General

Air Products received the Proposal by mail on October 28, 2016. A copy of the Proposal and related correspondence is attached hereto as Exhibit A. The 2017 annual meeting of shareholders is scheduled to be held on January 26, 2017, and Air Products intends to file its definitive proxy materials with the Commission on or about December 14, 2016.

II. The Proposal

The Proposal provides for the following:

> **RESOLVED:** Shareholders request Air Products adopt time-bound, quantitative, company-wide goals for reducing total greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement, and issue a report at reasonable cost and omitting proprietary information on its plans to achieve these goals.

III. Basis for Exclusion

We hereby respectfully request that the Staff concur in Air Products' view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(e)(2) because the Proponent submitted the Proposal in an untimely manner.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(e)(2) Because the Proponent Failed to Comply with the Deadline for Submission of a Shareholder Proposal.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company at its principal executive offices "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

Pursuant to Rule 14a-5(e), Air Products disclosed in its proxy statement for its 2016 annual meeting of shareholders the deadline for submitting shareholder proposals for the 2017 annual meeting. Specifically, on page 3 of the proxy statement for the 2016 annual meeting (the relevant excerpt of which is attached to this letter as Exhibit B), Air Products states, "To be considered for inclusion in next year's proxy statement, proposals and nominations of persons to serve as directors must be delivered in writing to the Secretary of the Company, Air Products and Chemicals, Inc., 7201 Hamilton Boulevard, Allentown, PA 18195-1501 no later than August 18, 2016."

The cover letter submitted along with the Proposal stated, "We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8...for consideration and action by the shareowners at the upcoming annual meeting." Air Products received the Proposal and the cover letter, which is dated October 27, 2016, on October 28, 2016, over two months after the August 18, 2016 deadline. Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. Air Products' 2016 annual meeting of shareholders was held on January 28, 2016, and the 2017 annual meeting is scheduled for January 26, 2017. Thus, the 2017 annual meeting has not been moved by more than 30 days from the date of the prior year's meeting and, therefore, the deadline for shareholder proposals was August 18, 2016, as disclosed in Air Products' proxy statement for its 2016 annual meeting.

The Staff has regularly concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was submitted to the company on an untimely basis. *See, e.g., InVivo Therapeutics Holdings Corp.* (Mar. 31, 2014); *Dean Foods Company* (Jan. 27, 2014); *General Electric Company* (Jan. 24, 2013); *Verizon Communications Inc.* (Jan. 7, 2011); *Bank of America Corporation* (Mar. 1, 2010). Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, Air Products was not required to, and therefore did not, provide the Proponent with a deficiency notice and opportunity to cure the deficiency under Rule 14a-8(f)(1).

For the reasons discussed above, we respectfully request that the Staff concur with our view that the Proposal may properly be excluded from the 2017 proxy materials because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2).

V. Request for Waiver of Rule 14a-8(j) Deadline

Air Products also respectfully requests that the Staff waive the 80-day deadline set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." Rule 14a-8(j)(1) allows the Staff to waive the deadline, however, if a company can demonstrate good cause for missing the deadline. Air Products did not receive the Proposal until October 28, 2016, well after the deadline for submission of shareholder proposals under Rule 14a-8(e)(2), and with less than 80 calendar days remaining before the anticipated filing date of the 2017 proxy materials.

The Staff has consistently found good cause to waive the 80-day requirement in Rule 14a-8(j) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. See Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *InVivo Therapeutics Holdings Corp.* (Mar. 31, 2014); *Merck & Co., Inc.* (May 4, 2010); *Bank of America Corporation* (Mar. 1, 2010) (each waiving the 80-day requirement when the proposal was received by the company after the submission deadline).

Accordingly, we believe that Air Products has shown good cause for its inability to meet the 80-day requirement, and based on the foregoing precedent, we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

VI. Conclusion

Based upon the foregoing analysis, and without addressing or waiving any other possible grounds for exclusion, we respectfully request that the Staff concur that it will take no action if Air Products excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Air Products' position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at 610-481-6807 or C. Michael Chitwood of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2535.

Very truly yours,



Mary T. Afflerbach
Vice President, Corporate Secretary and Chief Governance Officer and General Counsel (Interim)

Enclosures

cc: Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association
treasurer@uua.org

EXHIBIT A

RECEIVED
OCT 28 2016

By Fax (610) 481-5765

October 27, 2016

Ms. Mary T. Afflerbach
Corporate Secretary and Chief Governance Office
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

Re: Shareholder proposal

Dear Ms. Afflerbach:

The Unitarian Universalist Association (UUA), a holder of 724 shares in Air Products and Chemicals, Inc., is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that company set science based targets for greenhouse gas reductions.

The Unitarian Universalist Association (UUA) is a faith community of more than 1000 self-governing congregations that brings to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $175 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of the requisite shares of Air Products and Chemicals, Inc. is enclosed. If you have questions or wish to discuss the proposal, please contact me at 617-948-4306.

Yours very truly,



Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association

Enclosures: Shareholder resolution on lobbying disclosure
Verification of ownership

RESOLVED: Shareholders request Air Products adopt time-bound, quantitative, company-wide goals for reducing total greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement, and issue a report at reasonable cost and omitting proprietary information on its plans to achieve these goals.

Supporting Statement: In December 2015, representatives from 195 countries adopted the Paris Climate Agreement, which specifies a goal to limit the increase in global average temperature to well below 2°C above pre-industrial levels and pursue efforts to limit temperature increases to 1.5°C. In order to meet the 2-degree goal, climate scientists estimate it is necessary to reduce global emissions by 55 percent by 2050 (relative to 2010 levels), entailing a US reduction target of 80 percent.

Noting government action and policy shifts ensuing from these commitments, BlackRock, the world's largest asset manager, has stated that "climate change risk has arrived as an investment issue" and that "regulatory risks are becoming key drivers of investment returns."

Over half of S&P 500 companies have set GHG emissions reduction targets, including several of Air Products' peers:

Dow: maintain all greenhouse gas emissions below 2006 levels while growing the company. In addition, they will use 400 MW of clean energy by 2025.

Eastman Chemical: reduce GHG emissions by an additional 20 percent over the next 10 years.

FMC Corp: reduce energy, GHG and waste intensities by 15% by 2025.

As a critical element of their GHG reduction goals, several other companies also seek to improve energy efficiency. For example, Honeywell reports in its 2015 CDP response that it has projects related to energy efficiency underway that will result in annual savings exceeding $8 million, all with payback periods of 3 years or less.

Research affirms that investments in energy efficiency are usually profitable and low-risk while offering an effective way to reduce GHG emissions and manage volatile energy costs.

In 2013, CDP found that four out of five companies earn a higher return on carbon reduction investments than on their overall corporate capital investments, and that energy efficiency improvements earned an average return on investment of 196%, with an average payback period between two and three years. Money saved from energy efficiency can be reinvested into the business, benefiting shareholders.

While Air Products' products help its clients reduce energy usage and climate impacts, our company has not publicly set GHG emissions reductions targets for its own operations. By not setting and pursuing GHG reduction goals, Air Products may not achieve the benefits realized by its peers—a competitive disadvantage for the company and shareholders alike.

STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

October 27, 2016

To Whom It May Concern:

State Street Bank has held 724 shares for more than a one year period, preceding and including October 27, 2016 of Air Products & Chemical, CUSIP 009158106, in account numb[illegible] *** F[illegible] & OMB Memorandum The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of these shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

[signature]

John Kuster
Client Service
State Street Corporation
Wealth Manager Services
816-871-3890

Exhibit B
Excerpt from Air Products and Chemicals, Inc. 2016 Proxy Statement

When are stockholder proposals for the Annual Meeting to be held in 2017 due?

To be considered for inclusion in next year's proxy statement, proposals and nominations of persons to serve as directors must be delivered in writing to the Secretary of the Company, Air Products and Chemicals, Inc., 7201 Hamilton Boulevard, Allentown, PA 18195-1501 no later than August 18, 2016. To be presented at the 2017 Annual Meeting, proposals and nominations must be delivered in writing by October 30, 2016 and must comply with the requirements of our bylaws (described in the next paragraph).

Our Bylaws require adequate written notice of a proposal to be presented by delivering it in writing to the Secretary of the Company in person or by mail at the address stated above, on or after September 30, 2016, but no later than October 30, 2016. To be considered adequate, the notice must contain other information specified in the Bylaws about the matter to be presented at the meeting and the stockholder proposing the matter. A copy of our Bylaws can be found in the "Governance" section of our website at www.airproducts.com. A proposal received after October 30, 2016, will be considered untimely and will not be entitled to be presented at the meeting.